Exhibit 13(b)

Allegiancy Amends Reg A+ Filing, Taps WR Hambrecht + Co as its lead underwriter

Richmond, Va., October 26, 2015 — Allegiancy filed its first amendment to its Regulation A Offering Statement on October 26, 2015, naming WR Hambrecht + Co. as its lead underwriter, and adjusting the raise to $30 million.  In keeping with this filing, Allegiancy has engaged WR Hambrecht + Co, a firm that has been at the forefront of the development and implementation of the new Regulation A rules, known as Reg A+, to lead the placement of the offering.

Allegiancy is among the first companies in the U.S. to capitalize on the new Reg A+ rules.  Last year, under the previous Regulation A rules, Allegiancy raised $5 million in capital that spurred 400 percent growth for the company. With the injection of capital, Allegiancy doubled in size, tripled the number of its employees and then doubled its assets under management again in June when it closed its first asset management portfolio acquisition.  Allegiancy’s tremendous growth earned the company a place in the top half of the Inc. 5000 list in 2015. In July, the company doubled the size of its headquarters with a move to a new office in Richmond.

“Allegiancy intends to use the proceeds of this offering to grow its operations, organically and through new acquisitions, as well as investing in its proprietary technology platform and new employees to support this growth,” said Allegiancy CEO Steve Sadler.  He continued, “we are delighted to partner with WR Hambrecht + Co on this offering. With the deep resources of WR Hambrecht behind us, we anticipate a robust, fruitful capital raise that will propel Allegiancy on to further growth.”

About Allegiancy
Allegiancy is changing the business of asset management for commercial real estate owners and investors with radical specialization. With a technology-enabled operating platform and singular focus on serving as the owners’ advocate, the company brings fresh vigor and unparalleled discipline to a poorly understood business. Combining its proactive Value Assurance operational rigor with an intense focus on cash flow and profitability, Allegiancy is leveraging the experience of its principals of more than four decades of success.

For more information about the company or to arrange an interview with our CEO, Steve Sadler, contact Audrey Bevel at audrey@allegiancy.us, or 866.842.7545.

About WR Hambrecht + Co
WR Hambrecht + Co was founded in January 1998 to level the playing field for investors and corporate clients. Founder and Chairman Bill Hambrecht is a Silicon Valley pioneer who has financed growth for many companies including Apple to Google.  Like its predecessor firm, Hambrecht & Quist, WR Hambrecht +Co, seeks to identify high prospect growth-stage companies, and then enable access to the capital necessary to fund development, marketing and infrastructure so that these companies can achieve their full potential.  WRH+Co’s Regulation A+ strategy is a continuation of Bill Hambrecht’s legacy of conducting small public offerings for what were once considered high-risk start-ups that are now household names and Fortune 500 companies.

Contact Helen Miazga at hmiazga@wrhambrecht.com, or 415-551-3237

www.wrhambrecht.com

PLEASE NOTE:

No money or other consideration is being solicited pursuant to this press release, and if any is sent in response, it will not be accepted.  No offer to buy Allegiancy’s securities and no part of the purchase price for Allegiancy’s securities can be received until the offering statement Allegiancy has filed with the SEC is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.  Any indication of interest in Allegiancy or its offering involved no obligation or commitment of any kind.  A copy of Allegiancy’s offering statement containing its most current preliminary offering circular describing the offering that is the subject of this press release can be found at: http://www.sec.gov/Archives/edgar/data/1579173/000135448815004717/0001354488-15-004717-index.htm